Rule 424 (b) (3)
                                                 File No. 333-2572
                                                 SUPPLEMENT NO. 3


              AMERICAN ASSET ADVISERS TRUST, INC.

            SUPPLEMENT NO. 3 DATED OCTOBER 16, 1997
               TO PROSPECTUS DATED JUNE 18, 1996

       THIS SUPPLEMENT IS IN ADDITION TO AND DOES NOT REPLACE
             PRIOR SUPPLEMENTS TO THE MEMORANDUM.

                ATTENTION PROSPECTIVE INVESTORS

THE INFORMATION CONTAINED IN THIS SUPPLEMENT SHOULD BE READ CAREFULLY AND CONSIDERED IN CONNECTION WITH YOUR REVIEW OF THE PROSPECTUS DATED JUNE 18, 1996 AND SUPPLEMENT NO. 2 DATED FEBRUARY 28, 1997
                           THERETO.

   THE PURPOSE OF THIS SUPPLEMENT IS TO SET FORTH INFORMATION
                    CONCERNING THE FOLLOWING:

               Status of the Offering.
               Recent Acquisitions and Developments.
               Proposals to Amend the Company's Charter and Bylaws to Be Voted upon at the Company's Special Meeting of Shareholders Called for November 3, 1997.

STATUS OF THE OFFERING

     As of September 30, 1997, the Company has received $6,912,555 in gross proceeds from the sale of 674,396 shares in the Offering since it commenced on June 18, 1996.

RECENT ACQUISITIONS AND DEVELOPMENTS

     Compass Bank Credit Line. On August 1, 1997, the Company obtained a credit line from Compass Bank of Houston, Texas (the "Compass Bank Credit Line"). The Credit Agreement for this credit line matures February 28, 1999. The agreement provides for unsecured borrowings up to $7,500,000, on a revolving basis, depending on certain covenants such as the value of unencumbered assets. The Credit Agreement bears interest at 2% over the London Interbank Offered Rate ("LIBOR").

     Office Max, Inc. - Dover, Delaware. On September 22, 1997, the Company acquired fee simple title to an approximately 2.3 acre tract of land located on U.S. Route 13, Dover, Delaware. The Company has begun construction of the building which is scheduled for completion in January 1998. Office Max will operate a discount office supply store on the completed property (the"Property"). This property is subject to a lease with Office Max, Inc. ("Office Max"), an Ohio corporation, to commence upon completion by the Company of a 23,500 square foot free-standing retail building on the land.

          Lease and Tenant Information. The Office Max lease is for a term of fifteen (15) years. The base annual rent during the initial five years is $264,375; $276,125 for the following five years; and $287,875 for the final five years. In addition to the base rent, the tenant is required to pay all real estate taxes, hazard and liability insurance and utilities on the Property. The tenant is also required, at its sole expense, to keep and maintain the improvements in good repair and appearance, except for ordinary wear and tear, and to make all structural and nonstructural repairs of every kind which may be required to keep the improvements in good condition, repair and appearance. Office Max has the option to renew the lease for four (4) additional terms of five years each.

     Office Max, Inc. operates a national network of discount office supply stores. Office Max, Inc. had total consolidated sales revenue of $3,179,242,000 and $2,542,513,000 for the years ended January 25, 1997 and January 25, 1996, respectively. Office Max, Inc. had consolidated net earnings of $68,805,000 and $125,763,000 for the years ended January 25, 1997 and January 25, 1996, respectively. Current assets exceeded current liabilities at January 25, 1997 by $488,743,000 and total assets at such date exceeded total liabilities by $1,063,564,000.

          Terms of Acquisition. The Company acquired the land for $750,000 and will expend an additional estimated $1,689,500 for construction for the improvements. The costs to acquire the land and construct the building will all be funded from borrowings on the Congress Bank Credit Line.

          Competitive Conditions. There is a Staples office supply store approximately one-half mile from the Property. There is a Capital Office Supply store approximately 3 miles from the Property.

     Just for Feet - Baton Rouge, Louisiana. On June 9, 1997, the Company completed its purchase of the Baton Rouge, Louisiana property described in Supplement No. 2 to the Prospectus. The Company had on February 11, 1997, entered into a joint venture with AAA Net Realty Fund XI, Ltd., an affiliate of the Adviser, to construct on the 1.735 acre parcel, an approximately 20,895 square foot, free-standing masonry building. The building was completed and leased prior to acquisition to Just for Feet, Inc. ("JFFI") which will operate a Just For Feet Shoe Store on the property.

          Lease Information. The lease to JFFI has an initial term of fifteen years. JFFI has the option to renew the lease for two additional terms of five years each. The Company's share of the base annual minimum rent during the first five years of the original term of the lease is approximately $153,275. The base annual minimum rent will be increased at the beginning of the sixth and eleventh lease years by three times the percentage increase in the Consumer Price Index for all Urban Consumers, U.S. City Average, during the previous five years, limited to ten percent each time. During the two renewal terms of the lease, the rent will be increased using the same formula used in the sixth and eleventh years of the lease. In addition to the base annual rent, the tenant pays all real estate taxes and utility charges on the Property. The Company is required to maintain and repair the foundation, structural systems (including roof structure, roof covering, load bearing walls and floor slabs), building exterior and masonry walls and to repair any defects discovered during JFFI's first year of occupancy. JFFI is obligated to otherwise maintain the Property.

      JFFI is an Alabama corporation, which operates a national chain of retail stores which sell athletic footwear and apparel and related items. JFFI reported consolidated revenues totaled $256,397,400 and $119,819,000 and consolidated net earnings of $13,918,900 and $9,722,000 for the years ended January 31, 1997 and January 31, 1996, respectively. JFFI had current assets in excess of current liabilities of $167,829,200 at

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January 31, 1997, and JFFI's total assets exceeded its total liabilities by $218,556,400 at such date.

          Final Terms of Acquisition. The Joint Venture acquired the property for a total cost of $2,806,151. The acquisition cost was paid in cash. There is no mortgage financing on the property.

     Pro Forma Financial Information. The following table presents unaudited pro forma consolidated balance sheet for the Company giving effect to the acquisition of the Dover, Delaware property as of June 30, 1997. Pro forma consolidated results of operations of this property are not included as of June 30, 1997 as the building has not been completed.


              Pro Forma Consolidated Balance Sheet
                         June 30, 1997
                          (Unaudited)



                         Historical Costs    Adjustments(1)    Pro Forma Total

Cash                       $3,020,263             ----             $3,020,263

Property and Net
Investment in Direct
Financing Leases           14,883,672          2,585,870(2)        17,469,542

Other Assets                  512,163             ----                512,163

Total Assets               18,416,098          2,585,870           21,001,968

Liabilities                   199,494          2,585,870            2,785,364

Minority Interest           4,983,920             ----              4,983,920

Shareholders' Equity       13,232,684             ----             13,232,684

Total Liabilities and
Shareholders' Equity      $18,416,098         $2,585,870           21,001,968


(1) Adjustments are reflected as if the Office Max property discussed in (2) below was completed on June 30, 1997.

(2) Includes $750,000 of land acquisition costs, $1,689,500 of construction costs for improvements, $24,395 of acquisition costs paid to third parties, and $121,975 of acquisition costs paid to affiliates.

PROPOSED AMENDMENTS TO CHARTER AND BYLAWS

     The Company's Board of Directors (the "Board") has called a special shareholders meeting for November 3, 1997 to vote on certain amendments to the Company's Charter and Bylaws. The record date for notice of the meeting is September 23, 1997. The following amendments to the Company's Charter and Bylaws are to be voted on at the special meeting.

     1. An amendment to the Company's Charter to increase the number of shares the Company is authorized to issue from 25,000,000 shares of common stock, par value $.01 per share, to 110,000,000 shares, par value

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$.01 per share, 10,000,000 of which are preferred shares which may be issued from time to time in such classes and series as the Board may determine.

     2. An amendment to the Company's Charter to allow the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted under the corporation laws of the state of Maryland (the "MGCL"), subject to the restrictions in the Company's Bylaws regarding indemnification of non-Independent Directors. This proposal includes an amendment to the Company's Bylaws to clarify the Company's ability to indemnify its Independent Directors to the fullest extent permitted under the MGCL.

     3. An amendment to the Company's Charter to limit the liability of the Company's directors and officers to non-monetary damages. If approved, this amendment would permit the Company to limit the scope of personal liability of directors and officers to the shareholders for monetary damages except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or,
(ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director or officers action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action, adjudicated in the proceeding, or (iii) if a proceeding is brought by or in the right of the Company, indemnity may not be made if a director is judged to be liable to the Company.

     4.   An amendment to the Company's Charter to:

          (a) require the Board use its reasonable best efforts to cause the Company and its shareholders to qualify for taxation as a REIT;

          (b) allow the Board to authorize any agreement, contract, arrangement or transaction with any person, corporation, or other entity or organization where one or more of its directors, officers or controlling persons may be a party to such agreement (i.e., such agreements with Affiliates, so long as the procedures otherwise set forth in the Company's Charter and/or Bylaws are followed;

          (c) allow the Board to issue from time to time shares of its stock of any class, whether now or in the future authorized, or securities convertible into shares of such stock, for such consideration as the Board may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the Company's Charter or Bylaws or in the general laws of the state of Maryland;

          (d) provide that determinations by the Board made in good faith in a manner consistent with the Company's Charter and in the absence of actual receipt of an improper benefit and money, property or services or active or deliberate dishonesty established by a court, shall be final and conclusive and shall be binding upon the Company and its shareholders; and

          (e) provide that the enumeration and definition of particular powers of the Board excluded from the Charter shall in no way be limited or restricted by reference to or inference from the terms of any other clause or provision of the Charter or construed or deemed by inference or otherwise in any manner to exclude or limit the powers conferred upon the Board under the general laws of the state of Maryland.

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     5.   An amendment to the Company's Charter to clarify that the vote of the shareholders is required to approve mergers and/or reorganizations of the Company, the sale of all or substantially all of the Company's assets and/or the dissolution and liquidation of the Company shall be a simple majority.

     6. An amendment to the Company's Bylaws to expressly provide that the Directors shall not receive any stated salary for the services but that the Board may, by resolution, receive payment for services at a fixed sum per year, per meeting and/or for specified event or service to the Board.

     7. An amendment to the Company's Bylaws to expressly provide the following restrictions on certain transactions involving the purchase of properties from and the sale of leased properties to the Adviser, a Director, or an Affiliate of such person as currently set forth under the guidelines of the North American Association of Securities Administrators ("NASAA").

          (a) The Company shall not purchase property from the Adviser, a Director, or any Affiliate of such person, unless a majority of Directors (including a majority of Independent Directors) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Company and at a price to the Company no greater than the cost of the asset to such Advisor, Director or any Affiliate thereof, or if the price to the Company is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable. In no event shall the cost of such asset to the Company exceed its current appraised value. The foregoing restrictions notwithstanding, the Company may acquire a property from an Adviser or its Affiliate where such person is acting only to facilitate the Company's purchase of the property and such person does not receive a profit from the transaction except for the receipt of fees not otherwise prohibited under these Bylaws;

          (b) The Advisor, Director or any Affiliate thereof shall not acquire assets from the Company unless approved by a majority of Directors (including a majority of Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Company; and

          (c) The Company may lease assets to the Advisor, a Director or any Affiliate thereof only if approved by a majority of Directors (including a majority of Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Company."

     8. An amendment to the Company's Bylaws to delete the prohibition against the Company investing in securities of, or interests in persons or other entities engaged in real estate activities, except as otherwise permitted in connection with joint venture investments with another entity.

     9. An amendment to the Company's Bylaws to remove restrictions on the amount of secured and unsecured borrowings by the Company except for the restrictions currently set forth in the Company's Bylaws whereby the total borrowings of the Company, both secured and unsecured, may not exceed 300% of the Company's Net Assets, as defined, on a consolidated basis. If approved, the Company will be able to increase its secured and unsecured borrowings, subject to the foregoing limits, and borrowings on individual properties, subject only to the finding by the Board that such borrowing is in the best interests of the Company.

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     10.  An amendment to the Company's Bylaws to expressly provide that the Directors are not required to devote their full time to the affairs of the Company and that any Director, Officer, employee or agent of the Company, in his or her personal capacity or in a capacity as an Affiliate, employee or agent of any other person or otherwise, may have business interests and engage in business activities similar to or in addition to those of or relating to the Company.

     11.  An amendment to the Company's Bylaws to:

          (a) Delete from the Company's Bylaws to specify that the Company may not issue equity securities which are redeemable at the election of the holder of such securities, but may be redeemable at the election of the Company;

          (b) Delete the restriction from the Company's Bylaws whereby the Company is prohibited from acquiring securities in any company holding an investment or engaging in activities in which the Company is prohibited to invest or engage in; and

          (c) Delete the provision from the Company's Bylaws whereby the Company is prohibited from investing in the securities of other issuers for the purposes of exerting control.

     Only shareholders as of the record date will be eligible to vote at the Special Meeting on the foregoing measures. Accordingly, persons purchasing their shares after September 23, 1997, will have no right to vote at the Special Meeting on these proposals, but they will be subject to such proposals as are approved at the Special Meeting.

End of Supplement No. 3 dated October 16, 1997

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